SK Corporation
99, Seorin-dong, Jongro-gu,
Seoul 110-110, Korea
TEL:82-2-2121-5114
FAX:82-2-2121-7001

04030974

File No.
82-3901

Securities and Exchange Commission
450 Fifth Street, Judiciary Sq., N.W.
Washington, D.C. 20549
U.S.A.
Attention : Filing Desk

June 7, 2004

Re : SK Corporation - Information to be furnished
Pursuant to Rule 12g3 - 2(b) under the
Securities Exchange Act of 1934

SUPPL

Dear Sir :

In accordance with the rule 12g3-2(b) Exemption of the U.S. Securities and Exchange Commission (" the SEC "), SK Corporation is submitting the following information:

- Registration Statement / Prospectus for the Company's Non-Guaranteed Debentures
- Documents that have been made public, filed or distributed in Korea
- Press releases

PROCESSED
JUN 28 2004
THOMSON FINANCIAL

Yours Sincerely,

Hyun Chun Jung
Senior Manager
Investor Relations Team

Attachment

File No.
82-3901

Instruments for 12g3-2(b) Exemption

June 7, 2004

Investor Relations Team

SK Corporation

File No.
82-3901

Documents released by SK Corporation from Jan. 1 to May 31, 2004

Reports to FSC

Registration Statements/Prospectus for the Company's Guaranteed and Non-guaranteed Debenture	Date
222nd non-guaranteed Debenture of the amount of 110 Billion Won Issuance Date : Feb. 5, 2004 Maturity Date : Feb. 5, 2006 Interest Rate : 6 %	Jan 29, 2004
223rd non-guaranteed Debenture of the amount of 280 Billion Won Issuance Date : March 9, 2004 Maturity Date : March 9, 2007 Interest Rate : 6 %	March 2, 2004
224th non-guaranteed Debenture of the amount of 100 Billion Won Issuance Date : April 2, 2004 Maturity Date : April 2, 2007 Interest Rate : 5 %	March 26, 2004
225th non-guaranteed Debenture of the amount of 150 Billion Won Issuance Date : May 6, 2004 Maturity Date : May 6, 2007 Interest Rate : 5 %	April 28, 2004
226th non-guaranteed Debenture of the amount of 150 Billion Won Issuance Date : June 1, 2004 Maturity Date : June 1, 2007 Interest Rate : 5 %	May 24, 2004

File No.
82-3901

Reports to KSE

Equity Investment in Major Shareholder	Jan. 29, 2004
Investment in Property	Jan. 29, 2004
E&P Investment in Eritrea	Feb. 19, 2004
The BoD Resolution on Convocation of AGM	Feb. 22, 2004
Decision to Adopt the Cumulative Voting system	Feb. 22, 2004
Resolution of Annual Shareholders' Meeting	Mar. 12, 2004
Appointment of Member of Audit Committee	Mar. 12, 2004
Appointment of Outside Director	Mar. 12, 2004
Leasing Activity to Major Shareholder	April 22, 2004
Disclosure of Financial Transactions	April 22, 2004
Extension of Trust Contract for Share Repurchased	April 22, 2004
Equity Investment in Major Shareholder	April 22, 2004
Termination of Trust Contract for Treasury Stock	April 28, 2004
Leasing Real Estate to Major Shareholder	May 27, 2004

General Press Releases

News compilation of which the abstracts are translated into English	Jan. 1 ~ May 31, 2004

File No.
82-3901

Reports to FSC

1. Registration Statements / Prospectus for the Company's Guaranteed and Non-Guaranteed Debentures

222nd Issuance of Non-guaranteed Debenture in the Amount of 110 Billion Won

1. Issuer: SK Corporation

2. CEO : Chang-geun Kim
   99, Seorin-dong, Jongro-gu, Seoul, Korea

3. Lead Manager: HyunChun Jung

4. Details of Subscription
   a. Commencement date of subscription: Feb 5, 2004
   b. Closing date of subscription: Feb 5, 2006
   c. Amount subscribed: 110,000,000,000 KRW

5. Public Notice:
   a. Public notice of the securities registration statement;
      - Financial Supervisory Commission: (dart.fss.or.kr)
   b. Public notice of the prospectus
      - Financial Supervisory Commission: (dart.fss.or.kr)
      - Samsung Securities Co., Ltd.:
        6, Jongro 2ga, Jongro-gu, Seoul
      - SK Securities Co. Ltd. : 23-10, Yoido-dong, Yongdeungpo-gu, Seoul
      - SK Corporation: 99, Seorin-dong, Jongro-gu, Seoul

Jan. 29, 2004
Chang-guen Kim
President and CEO
SK Corporation

223rd Issuance of Non-guaranteed Debenture in the Amount of 280 Billion Won

1. Issuer: SK Corporation

2. CEO : Chang-geun Kim
   99, Seorin-dong, Jongro-gu, Seoul, Korea

3. Lead Manager: HyunChun Jung

4. Details of Subscription
   a. Commencement date of subscription: March 9, 2004
   b. Closing date of subscription: March 9, 2007
   c. Amount subscribed: 280,000,000,000 KRW

5. Public Notice:
   a. Public notice of the securities registration statement;
      - Financial Supervisory Commission: (dart.fss.or.kr)
   b. Public notice of the prospectus
      - Financial Supervisory Commission: (dart.fss.or.kr)
      - Samsung Securities Co., Ltd.:
        6, Jongro 2ga, Jongro-gu, Seoul
      - SK Securities Co. Ltd. : 23-10, Yoido-dong, Yongdeungpo-gu, Seoul
      - SK Corporation: 99, Seorin-dong, Jongro-gu, Seoul

March 2, 2004
Chang-guen Kim
President and CEO
SK Corporation

224th Issuance of Non-guaranteed Debenture in the Amount of 100 Billion Won

1. Issuer: SK Corporation

2. CEO : Heon Cheol Shin
   99, Seorin-dong, Jongro-gu, Seoul, Korea

3. Lead Manager: Jin Won Jang

4. Details of Subscription
   a. Commencement date of subscription: April 2, 2004
   b. Closing date of subscription: April 2, 2007
   c. Amount subscribed: 100,000,000,000 KRW

5. Public Notice:
   a. Public notice of the securities registration statement;
      - Financial Supervisory Commission: (dart.fss.or.kr)
   b. Public notice of the prospectus
      - Financial Supervisory Commission: (dart.fss.or.kr)
      - Bridge Securities Co. Ltd. : 198, Euljiro 2ga, Junggu, Seoul
      - Daewoo Securities Co. Ltd. : 34-3, Yoido-dong, Yongdeungpo-gu, Seoul
      - SK Corporation: 99, Seorin-dong, Jongro-gu, Seoul
      - Hanhwa Securities Co. Ltd.: 23-5 Yoido-dong, Yongdeungpo-gu, Seoul

March 26, 2004
Heon Cheol Shin
President and CEO
SK Corporation

225th Issuance of Non-guaranteed Debenture in the Amount of 150 Billion Won

1. Issuer: SK Corporation

2. CEO : Heon Cheol Shin
   99, Seorin-dong, Jongro-gu, Seoul, Korea

3. Lead Manager: Jin Won Jang

4. Details of Subscription
   a. Commencement date of subscription: May 6, 2004
   b. Closing date of subscription: May 6, 2007
   c. Amount subscribed: 150,000,000,000 KRW

5. Public Notice:
   a. Public notice of the securities registration statement;
      - Financial Supervisory Commission: (dart.fss.or.kr)
   b. Public notice of the prospectus
      - Financial Supervisory Commission: (dart.fss.or.kr)
      - Goodmorning Shinhan Securities Co., Ltd.:
        23-2 Yoido-dong, Yongdeungpo-gu, Seoul
      - SK Securities Co. Ltd. : 23-10, Yoido-dong, Yongdeungpo-gu, Seoul

April 28, 2004
Heon Cheol Shin
President and CEO
SK Corporation

226th Issuance of Non-guaranteed Debenture in the Amount of 150 Billion Won

1. Issuer: SK Corporation

2. CEO : Heon Cheol Shin
   99, Seorin-dong, Jongro-gu, Seoul, Korea

3. Lead Manager: Jin Won Jang

4. Details of Subscription
   a. Commencement date of subscription: June 1, 2004
   b. Closing date of subscription: June 1, 2007
   c. Amount subscribed: 150,000,000,000 KRW

5. Public Notice:
   a. Public notice of the securities registration statement;
      - Financial Supervisory Commission: (dart.fss.or.kr)
   b. Public notice of the prospectus
      - Financial Supervisory Commission: (dart.fss.or.kr)
      - LG Investment Securities Co., Ltd.: 20, Yoido-dong, Yongdeungpo-gu, Seoul
      - Hana Securities Co., Ltd. : 23-3 Yoido-dong, Yongdeungpo-gu, Seoul
      - Hankook Investment Securities Co., Ltd. : 27-1, Yoido-dong, Yongdeungpo-gu, Seoul
      - Bridge Securities Co., Ltd.:
        27-1 Yoido-dong, Yongdeungpo-gu, Seoul
      - SK Securities Co. Ltd. : 23-10, Yoido-dong, Yongdeungpo-gu, Seoul

May 24, 2004
Heon Cheol Shin
President and CEO
SK Corporation

File No.
82-3901

Reports to KSE

2. Public Notices to the Korea Stock Exchange

Equity Investment in Major Shareholder (January 29, 2004)

1. Name of the Major Shareholder : K-Power Co., Ltd.

A. Relationship with SK Corp. : Affiliated Company

2. Details of the Investment

A. Date and Type of Investment

i. April 30, 2004 - registered common shares : 3,588,000 shares

ii. May 28, 2004 - registered common shares : 4,940,000 shares

B. Investment Amount (KRW) : 42,640,000,000 KRW

C. Total Investment Amount in Major Shareholder Concerned : 158,411,505,000 KRW

3. Purpose of Investment

A. Participation in rights offering

4. Decision Date (Date of Board Resolution) : April 22, 2004

A. Attendance of Outside Directors : Present (7) Absent (0)

B. Attendance of Auditors : Present

5. Applicability of Fair Trade Act : Yes

6. Others

A. K –Power Co., Ltd was previously SK Power Co., Ltd.

B. Auditors are the directors from Auditing Committee

C. Capital investment will be made on April 30 and May 28, 2004

i. April 30, 2004 : 17,940,000,000

ii. May 28, 2004 : 24,700,000,000

【02】

Investment in Property, Equipment, and Facility (January 29, 2004)

1. **Object of investment : Construction of New Reformer**

2. **Amount invested (KRW) : 221.1 billion**
   A. paid-in capital at the end of the previous fiscal year (KRW) : 644.9 billion
   B. ratio to paid-in capital (%) : 34.28

3. **Method of funding : n/a**

4. **Names of goods and volumes to be produced (or details of operation) : BTX (Benzene, Toluene, Xylene), Naphtha base oil quality (30,000 B/D)**

5. **Purpose of investment :**

6. **Investment period : Feb. 2004 through July, 2006.**

7. **Location of new property, equipment, and facility : SK Corp. Ulsan Complex**

8. **Decision date : January 29, 2004**
   A. attendance of outside directors
      i. present (no.) : 3 absent(no.) : 1
   B. attendance of auditors : present

9. **Total assets at the end of the previous fiscal year (KRW) : 1.5 trillion**

10. **Others : Method of funding depends on future investment planning**

[03]

E & P Investment in Eritrea
(February 19, 2004)

1. **Title of resource development : Exploration and development of petroleum**

2. **Location of resource : Eritera, Defnin Block**

3. **Size of Block : 13,450 ㎢**

4. **Estimated production volume : Unknown**

5. **Development participants** : Perenco (Operator): 50%
   SK Corporation : 25%
   KNOC:25%

6. **Exploration period: From May 2001 to May 2008**
   - 25 years for commercial development and production

7. **Decision date: Feb. 18th, 2004**

8. **Others**
   - Decision date is the acquisition date of share
   - The exact investment amount and estimated production volume will be determined by the result of exploration and development.

【04】

The BoD Resolution on Convocation of AGM (February 22, 2004)

1. Date of resolution: February 22, 2004
- Attendance of Outside directors: 4 Present, No absent
- Attendance of Auditor: Present

2. Background for convening BoD Meeting: Resolution on convocation and agenda items of 42nd AGM

3. Date of AGM: March 12, 2004

4. Place : Sheraton Walkerhill Hotel Convention Center
San 21 Kwangjangdong, Kwangjingu, Seoul

5. Agenda items

Item 1: Approval of the 42nd year(2003.1.1~2003.12.31) balance sheet, the income statement and the statement of treatment of surplus fund

Item 2: Approval of partial change of the Agenda of Incorporation
- 2-1: Deletion of prohibition of cumulative voting by shareholder's proposal
- 2-2: Partial change of the Agenda of Incorporationby shareholder's proposal
- 2-3: Partial change of the Agenda of Incorporation

Item3: Election of directors
- 3-1: Election of 1 director(Recommended by the company: Shin Heon Chul)
- 3-2: Election of 2 outside directors who are members of the Audit Committee
(Recommended by Shareholder's Proposal: Nam, Dae Woo/Kim, joon Gi)
(Recommended by the company: Nam, Dae Woo/Suh, Yoon Seuk)
- 3-3: Election of 3 outside directors
(Recommended by Shareholder's Proposal: Kim, Jin Man/Han Seung Soo)
(Recommended by the company: Cho, Soon/Oh, Se Jong/Kim, Tai Yoo)

Item 4: Approval of ceiling on compensations to the director

6. Others: Please, see the attchment for detailed information.

Decision to Adopt the Cumulative Voting System (February 22, 2004)

1.Method by which it is adopted: Deletion of the Article 24-2 for prohibiting cumulative voting

2.Method by which it is exercised : The shareholder must make a written demand to have cumulative voting at least 7 days before the AGM for election of directors

- Exercise cumulative voting by giving votes equal to the number of the directors to be elected to 1 candidate or a number of candidates

3.Date of resolution of the BoD: February 22, 2004

- Presence of outside directors: 4 Present and No absent
- Presence of Auditor: Present

4.Others

- The above details are those proposed by the shareholder's proposal, which are scheduled to be place on the Agenda of the 42nd AGM scheduled to take place on March 12, 2004, as an item for approval of partial change of the Agenda of Incorporation

Resolution of Annual Shareholders' Meeting (March 12, 2004)

1. **Approval of 2003 financial statements (Unit: Million KRW)**
   - Total assets: 15,030,315 - Sales: 13,788,626
   - Total debts: 9,782,359 - Recurring profit: -6,235
   - Paid-in capital: 644,906 - Net profit: 15,169
   - Shareholders' equity: 5,247,956 - Net profit per share: 119 KRW
   - Auditor's opinion: Unqualified Opinion
2. **Details of dividends**
   - Dividends per share (KRW): 750 for common stocks, 800 for preferred stocks
   - Total dividends (KRW): 96,128,743,300
   - Dividend yield(%): 2.51% for common stocks, 6.65% for preferred stocks
   - Payout ratio(%): 663.71%

3. **Change of directors**
   - Appointment of directors

   1. Executive director: Heon-Cheol Shin
   2. Outside director: Soon Cho, Dae-Woo Nam, Sei-Jong Oh, Tai-Yoo Kim, Yoon-Suk Suh
   3. Audit committee Member: Yoon-Suk Suh, Dae-Woo Nam

   - Outside directors:

   1. Number of total directors: 10
   2. Number of outsider directors: 7
   3. Outside director's ratio to the total directors: 70%

   - Number of auditors: 3(all of them are outside directors)

4. **Other resolution**

   Item 1: Approval of the 42nd year(2003.1.1~2003.12.31) balance sheet, income and retained earning statement
   → Approved

Item 2: Approval of amendment to the article of incorporation
–2-1: Deletion of prohibition of cumulative voting by shareholder's proposal
→ Disapproved

–2-2: Partial change of the article of incorporation by shareholder's proposal
→ Disapproved

–2-3: Partial change of the article of incorporation
→ Disapproved

Item 3: Election of directors
–3-1: Election of executive director: Elected Heon-Cheol Shin

–3-2: Election of 2 outside directors who are also members of audit committee: Elected Yoon-Suk Suh, Dae-Woo Nam

–3-3: Election of 3 outside director: Elected Soon Cho, Sei-Jong Oh, Tai-Yoo Kim,

Item 4: Approval of maximum amount of compensation to the director
→ Approved

5. Date of shareholders' meeting: March 12, 2004

Appointment of Member of Outside Director (March 12, 2004)

1. **Details of outside director**

Name	Dae-Woo Nam	Yoon-Suk Suh	Soon Cho	Tai-Yoo Kim	Sei Jong Oh
Age	65	49	76	52	60
Final academic degree	•M.A. in Public Administration, Seoul National University	•Ph.D. in Accounting, University of Texas at Austin	Ph.D. Economics, University of California at Berkeley	•Ph.D., Natural Resources Economics, Colorado School of Mines	•M.B.A., University of California at Berkeley
Current position	Chairman/President of Shinbo Investment Corp.	Dean of Graduate School of Business Administration at Ewha Women's University	Emeritus professor at Seoul National University, Chairman of Korean Classics Research Institute	•President at Korea Resource Economics Association •Professor at Seoul National University	•Advisor at Kim & Kim Law Office •Outside Director at Oricom Inc.
Professional background	•Head of National Investment & Treasury Management Division of Ministry of Finance •EVP of Korea Credit Guarantee Fund •Chairman/President of Shinbo Investment Corp. •Member of Financial Reformation Committee on the President of R.O.K. •Outside Director of Korea Resources Corp.	•Professor at UCLA •Professor at University of Illinois at Urbana-Champaign •Professor at University of Aju, Business School •Board Member of Korea Accounting Standards Board •Outside Director of Doosan Heavy Industry •Outside Director at POSCO	•Deputy Prime Minister and Minister of MOFE and Governor of The Bank of Korea •Mayor of City of Seoul Professor at Seoul National University	•Research and/or Teaching at Columbia University, Arizona University, IONA College ••Executive Committee of Resources Policy at Ministry of Commerce, Industry and Energy •Advisor to the President for Information, Science and Technology	•President & CEO of Korea Long Term Credit Card •Chairman of Korea Long Term Credit Bank •Chairman of BOD at KookMin Bank

2. **Term of office : 3 years**
3. **Reasons for appointment : new outside directors**
4. **Date of shareholders' meeting : March 12, 2004**
5. **Applicability of disqualification criteria for outside director : no**

Appointment of Member of Audit Committee (March 12, 2004)

1. Details of member of audit committee

Name	**Dae-Woo Nam**	**Yoon-Suk Suh**
Age	65	49
Final academic degree	M.A. in Public Administration, Seoul National University	•Ph.D. in Accounting, University of Texas at Austin
Current position	Chairman/President of Shinbo Investment Corp.	Dean of Graduate School of Business Administration at Ewha Women's University
Professional background	•Head of National Investment & Treasury Management Division of Ministry of Finance •EVP of Korea Credit Guarantee Fund •Member of Financial Reformation Committee on the President of R.O.K. •Outside Director of Korea Resources Corp.	•Professor at UCLA •Professor at Univ. of Illinois at Urbana-Champaign •Professor at University of Aju, Business School •Board Member of Korea Accounting Standards Board (KASB) •Outside Director of Doosan Heavy Industry •Outside Director at POSCO

2. **Term of Office : 3 years**
3. **Reasons for appointment : new member of audit committee**
4. **Date of shareholders' meeting : March 12, 2004**
5. **Applicability of disqualification criteria**
   A. A minor, legally incompetent, quasi-incompetent person : no
   B. A person who has not been reinstated from bankruptcy : no
   C. Less than 2 years since completion of sentence of imprisonment, or less than 2 years since conditional release by the court : no
   D. Less than 2 years since discharge or dismissal pursuant to the Securities & Exchange Law : no
   E. A majority shareholder, a spouse or direct ascendant or descendant of a majority shareholder of the company : no
   F. Incumbent standing officer/ employee or former standing officer/ employee of company in the last 2 years, spouse or direct ascendant or descendant of incumbent standing officer : no
   G. Incumbent standing officer/employee or former standing officer/employee of an affiliated company in the last 2 years : no
6. **Position in the board : outside director**

Leasing Activity to Major Shareholder (April 22, 2004)

1. **Name of Lessee (Major Shareholder) : SK Networks Co., Ltd.**
   A. Relationship with SK Corp. : Affiliated Company

2. Details of Lease

A. Date of Lease : April 22, 2004
B. Property Leased : 150 Gas Stations, 1 Office
C. Location of Real Estate : Seoul, Kyung ki, Incheon, and others
D. Terms of the Lease
i. Lease Period : Jan. 1, 2004 ~ Dec. 31, 2004
ii. Amount of Total Lease : 13,965,296,000 KRW
1. Annual Deposit : 986,000,000 KRW
2. Rental Payment : 12,979,296,000 KRW
iii. Equity Capital at the End of Prior Fiscal Year
: 5,247,956,077,467 KRW
iv. Equity Capital Rate (%) : 0.26

3. Purpose of the Lease : Lease for Gas Stations and Office

4. Decision Date (Date of Board Resolution) April 22, 2004

A. Attendance of Outside Directors : Present : 7 Absent : 0
B. Attendance of Auditors : Present

5. Applicability of Fair Trade Act : Yes

6. Others

A. Auditors are the directors from Auditing Committee

Disclosure of Financial Transactions
(April 22, 2004)

Company	Subject		Amount		Terms		Purpose
	Product	Product Name	Operating Cost (KRW)	Debt (KRW)	Interest Rate	Others	
SK Securities Co., Ltd.	MMF		200		market rate		Stabilize asset management & Maximize returns
	Sub-Total		200				
SK Securities Co., Ltd.	CP			100	market rate		Intermediary for short-term funding
	Sub-Total			100			
SK Securities Co., Ltd.				200	market rate		Intermediary for long-term funding
	Sub-Total			200			
Total			2,000	300			
Date of Board Resolution	April 22, 2004		Attendance of Outside Directors	Present	7	Absent	0

Date of Transaction: April 22, 2004 ~ June 30, 2004

Disclosure of Financial Transactions

(Units : in Billion)

【11】

Extension of Trust Contract for Share Repurchased (April 22, 2004)

1. Title of Contract : Special money trust for treasury stock

2. Purpose of Contract : Stability of stock price

3. Contract Amount (KRW)
- i. Contract Amount before the Extension : 50,000,000,000 (KRW)
- ii. Extended Contract Amount : 18,700,000,000 (KRW)

4. Trust Company : Kookmin Bank

5. Date of Initial Contract : April 28, 2000

6. Extension Period : April 28, 2004 ~ April 27, 2005

7. Date of Contract Extension : April 28, 2004

8. Details of Treasury Stock before Contract Extension
- i. Acquisition through Securities Market and Tender Offer
  - A. Common Shares
    - i. Number of Shares : 0
    - ii. Ratio (%) : 0
  - B. Preferred Shares
    - i. Number of Shares : 0
    - ii. Ratio (%) : 0
- ii. Acquisition through Securities Market and Tender Offer
  - A. Common Shares
    - i. Number of Shares : 943,400
    - ii. Ratio (%) : 0.74
  - B. Preferred Shares
    - i. Number of Shares : 0
    - ii. Ratio (%) : 0

9. Existing Trust Contract before the Extension
- i. Trust Company : Kookmin Bank
- ii. Amount of Contract (KRW) : 50,000,000,000

10. Decision Date (Board's Resolution Date)

i. Decision Date : April 22, 2004

ii. Attendance status of the Outside Directors : Present (7) Absent (0)

iii. Attendance status of the Auditors : Present

Equity Investment in Major Shareholder (April 22, 2004)

1. **Name of investment recipient (major shareholder) : K-Power Co., Ltd.**
   A. Relationship with company : Affiliated Co.

2. **Details of investment**
   A. Date of investment : January 29,1 2004
   B. Object of investment : Registered common share - 4.29million shares
   C. Investment amount (KRW) : 21.45 billion
   D. Total investment amount in major shareholder concerned (KRW) : 115.77 billion

3. **Purpose of investment : Capital contribution through participation in right issue**

4. **Decision date : January 29, 2004**
   A. attendance of outside directors : present(no.) 3 absent(no.) 1
   B. attendance of auditors : present

5. **Applicability of Fair Trade Act : yes**

6. **Others**
   A. K –Power Co., Ltd was previously SK Power Co., Ltd.
   B. Auditors are the directors from Auditing Committee

Termination of Trust Contract for Treasury Stock (April 28, 2004)

1. Details of Trust Contract

A. Title of Trust Contract : Special money trust for treasury stock
B. Name of Trust Company : Foreign Exchange Bank
ChoHung Bank
Kookmin Bank
C. Amount of Contract : Total of 150,000,000,000 KRW
->50,000,000,000 KRW at each bank
D. Period of Contract : April 28, 2001 ~ April 27, 2004
E. Date of Contract : April 28, 2000

2. Status of Shares held before Contract Termination

A. Acquisition through securities market and tender offer
1. Common Share
i. Number of Shares : 0
ii. Ratio (%) : 0
2. Preferred Shares (only for Kookmin Bank ; none for others)
i. Number of Shares : 943,400
ii. Ratio (%) : 0.74
B. Acquisition through Trust Contract (Treasury Stock Fund)
1. Common Share
i. Number of Shares : 0
ii. Ratio (%) : 0
2. Preferred Share
i. Number of Shares : 0
ii. Ratio (%) : 0

3. Details of Termination of Trust Contract

A. Purpose : Termination due to the expiry of the trust contract.
B. Amount : ChoHung Bank : 50,000,000,000 KRW
: Foreign Exchange Bank : 50,000,000,000 KRW
: Kookmin Bank : 31,300,000,000 KRW
C. Date : April 28, 2004

D. Number of Disposable Shares

1. Common Share
   i. Number of Shares : 0
   ii. Amount of Disposal (KRW) : 0

2. Preferred Share
   i. Number of Shares : 0
   ii. Amount of Disposal (KRW) : 0

4. Decision Date (Board's Resolution Date)

A. Decision Date :April 22, 2004

B. Attendance status of the Outside Directors : Present (7) Absent (0)

C. Attendance shares of the Auditors : Present

5. Others

A. Foreign Exchange Bank : There was no remaining treasury share at the termination of the contract, since the existing 2,442,080 shares were all disposed during the period of Dec.22 ~ Dec. 26, 2003.

B. ChoHung Bank : There was no remaining treasury share at the termination of the contract, since the existing 2,423,520 all disposed during the period of Dec.22 ~ Dec. 26, 2003.

C. Kookmin Bank : Of the existing 2,513,260 shares, 1,569,860 shares were disposed during the period of Dec. 22 ~ Dec. 26, 2003.

【14】

Leasing Real Estate to Major Shareholder (May 27, 2004)

1. **Name of lessee (major shareholder) : SK Networks**
   A. Relationship with company : affiliated company

2. **Details of lease**
   A. Date of lease : May 28, 2004
   B. Real estate leased : six charging station
   C. Location of real estate : Seoul, JunBook, etc.
   D. Specifics of lease
      i. Lease period : Jan. 1, 2004 ~ Dec. 31, 2004
      ii. Total rental payment : KRW 705,600,000
      iii. Accumulated amount with major shareholders : KRW 705,600,000
         1. asset : KRW 5,247,956,078,000
         2. rate (%) : 0.01

3. **Purpose of putting lease : Leasing charging station**

4. **Decision date (date of board resolution) : May 27, 2004**
   A. Attendance of outside directors : present : 6 absent : 1
   B. Attendance of auditors : yes

5. **Applicability of Fair Trade Act : yes**

6. **others :**
   A. annual rental payment = monthly rental payment(KRW 58,800) x rental period (12 months)
   B. auditors mentioned above (4th section) are the members in audit committee

File No.
82-3901

3. Press Releases

[01]

Chey to Clean Up SK's Governance

(January 2, 2004)

Chey Tae-won, de facto owner of SK Group, on Friday promised that he will improve the corporate governance of the nation's third largest conglomerate.

In a message to SK employees, Chey said reforming the governance structure will entail short-term setbacks but added that the group ``must be ready to embrace the pain for sustained growth."

Chey said improving the governance system will ensure that each subsidiary is running profitably and is not dependent on the group. But this can't be achieved overnight, he stressed.

``To improve both transparency and efficiency, we will strengthen the role of the executive board while encouraging transparent management," he said.

The board will listen to the suggestions of various interested figures, he said.

Chey admitted that SK disappointed many of its customers and investors last year. ``To regain their confidence, SK will reform not only its governance structure but also its business and financial structures."

Chey said SK will devote itself to core competencies, reduce debts through the sale of assets, and improve profitability.

[02]

SK Expects Profits From China

(January 5, 2004)

After years of investment, SK Group foresees profit from its business in China this year. It has set a sales target of 53 trillion and pre-tax profit of 5 trillion won for fiscal 2004.

The sales target would mark a 6-percent jump from the projected turnover of 50 trillion won last year, while the pre-tax profit goal would be an increase of a whopping 317 percent from 1.2 trillion in 2003.

The country's third largest conglomerate also plans to invest 3.6 trillion won this year, up 9 percent from 3.3 trillion won last year.

``Although business conditions remain murky, we have decided to expand investments because this year is crucial for the group's mid-to long-term growth," SK Group said on Monday.

It would focus investments on some core businesses such as energy and telecommunications, instead of expanding into other fields.

SK Group has set its sights in particular on new-generation information and technology fields, including satellite digital multimedia broadcasting, home networking and wireless internet.

On the energy and chemical front, it will expand facilities nationwide for lubricating oil and lithium batteries.

The conglomerate will also reinforce its overseas marketing in the two key industries.

``We expect businesses in China to turn a profit from this year after years of investments in infrastructure and marketing," it said.

Two existing local business arms _ SK China and SK Telecom China _ will act as a vanguard to expand the group's influence in the world's fastest growing market, it added.

In addition, SK Group will launch a full-scale drive to tap the European market this year by completing the construction of SK Chemical's factory in Poland, a foothold for the expansion of its European businesses.

Meanwhile, SK Group plans to double efforts to improve corporate governance this year, taking a lesson from the SK Global scandal.

Chey Tae-won, the owner of the group, has promised to place top priorities on risk management and cleaning up balance sheets.

【03】

Sovereign Starts Showdown With SK
Names 5 Candidates for SK Corp. Outside Directors

(January 29, 2004)

The months-long standoff between SK Corp. and Sovereign Asset Management took a new turn on Thursday, as Sovereign unveiled its list of candidates for outside directors to take the helm of the local oil refinery.

The nominees include Han Seung-soo, former foreign affairs minister and president of the United Nations General Assembly, Kim Jin-man, former CEO of Koram Bank and Hanvit Bank, and Nam Dae-woo, former outside director of Korea Gas Corp. Cho Dong-sung, a Seoul National University (SNU) professor and Kim Joon-gi, a Yonsei University professor also joined the list.

``They all are independent Koreans who demonstrate the highest standards of integrity, transparency, and accountability," Sovereign's CEO James Fitter said. ``Their successful election will be dependent on receiving the votes of Korean and foreign minority investors."

SK Corp is a potentially great company that deserves a fresh start, and it is time to break from the past and revitalize the board of directors to ensure sound stewardship for a healthy future, he added.

The move is emblematic of a full-scale drive by the Monaco-based fund to gain support from shareholders in the run-up to the March annual meeting, which will decide the fate of SK Corp.'s management and chairman Chey Tae-won's future.

Sovereign, which holds nearly 15 percent stake in SK Corp. is seeking to oust the management and directors at the company, claming they are responsible for its poor corporate governance.

The foreign fund has been often portrayed by the local media as a corporate raider attempting to take over the control of the oil refiner.

SNU professor Cho Dong-sung, who is among the five candidates, admitted the image of Sovereign was an onus for him.

``I took the offer late last year, and thought a lot about whether to accept it or not," Cho told The Korea Times. ``But I made the decision on conditions that I will work for all shareholders, not just for Sovereign, using my experience and knowledge about the oil industry, if I am elected."

Cho, a relative of SK Chey, has vowed to make efforts to mend the conflicts between SK Corp. and Sovereign so SK can emerge as a global company.

Sovereign also made a seven-point proposal to improve the decision-making process. It includes the establishment of an internal insider trading oversight committee and shortening directors' terms from three years to one year.

In addition, it demanded the introduction of written and election voting by shareholders, while suggesting the lifting of the current prohibition of cumulative voting.

SK Corp. officials only said in response that soon they would also announce a set of measures aimed at improving corporate governance. SK officials were angered by Sovereign's behavior, suggesting the foreign company was acting as the owner of the de facto holding company. An SK official fumed that Sovereign must publicize the list of its own outside executives to demonstrate its managerial transparency, before imposing measures on SK.

Market watchers said that Sovereign appears to have selected celebrity figures, despite the earlier difficulty finding appropriate and willing people to go against SK, the country's third largest conglomerate.

It remains to be seen whether the nomination could gain favor from minority shareholders, they added.

Some analysts cautiously raise the possibility that SK Corp. will release its own program to improve corporate governance, when it holds its investor relations session in Seoul.

[04]

Outside Directors to Represent 70% of SK Corp. Boardroom

(Feb. 6, 2004)

SK Corp., the de facto holding company of the nation's third largest conglomerate, has promised to fill its 10-member boardroom with a majority of outside directors, in a bid to woo the hearts and minds of minority shareholders ahead of the crucial annual meeting tentatively slated for March. 12.

The country's leading oil refinery, which has struggled to defend itself against attacks from Sovereign Asset Management, plans to form a committee of advisors to select the candidates for outside directors, whose list will be finalized next month.

``We will promote the independence of the boardroom by filling it with a majority of outside directors this year and next year," SK Corp. vice chairman Hwang Doo-yul said on Friday in a meeting with securities analysts in Seoul.

After two years, the company will increase the ratio of outside directors to more than 70 percent, he added.

SK Corp. currently has five internal directors, including Chey Tae-won, Son Kil-seung, and Kim Chang-geun, and as many outsider directors.

The announcement means that at least one of the existing internal directors will lose a seat, but Hwang made clear that no decision has been made yet about who that will be.

Still, market watchers expect SK Chairman Son Kil-seung to fall, as he is in jail on charges of tax evasion and misappropriation.

The announcement came a day after Sovereign, which holds nearly 15 percent in SK Corp., unveiled its own list of the five candidates for outside director at the firm.

They include former foreign affairs and trade minister Han Seung-soo, former Koram Bank CEO Kim Jin-man, Seoul National University professor Kim Joon-gi, Yonsei University professor Cho Dong-sung, and Nam Dae-woo, a former outside director at Korea Gas Corp.

Hwang said that all are figures are held in high public esteem, and SK Corp. welcomes any recommendations for outside directors from other minority shareholders.

As for the demand by the Monaco-based fund to set up an internal trading oversight committee, SK Corp. officials vowed to establish a committee for transparent management, which will monitor any suspicious transactions with SK Group affiliates.

They took a more prudent stance, however, towards the request to introduce written and electing voting by shareholders, saying the proposals will be reviewed on a mid-to long-term basis.

In related news, SK Corp. reported a 93-percent drop in net profits to 8.8 billion won last year, hit hard by huge losses stemming from its troubled affiliates _ SK Networks (formerly SK Global) and SK Shipping.

It has set the goal of achieving 1.6 trillion won of operating profits this year, from the 67.6 billion won recorded last year.

SK Corp. also plans to pay shareholders a 750 won/share dividend.

[05]

Chey Tae-won to Lead SK Group

(March 20, 2004)

Chey Tae-won, 43, has moved out of the back room office to steer the nation's third largest conglomerate. Chey, son of the late SK group chairman Chey Jong-hyun, appointed four key members to steer the nation's third largest conglomerate.

For the time being, he may not call himself chairman of the group, although he will be in full charge of group affairs. He will chair a four-member consultation committee, which will run the group through consensus.

The highest decision-making body consists of SK Corp. chairman Chey, SK Corp. president Shin Heon-chol, SK Telecom vice chairman Cho Jung-nam and SK Telcom president Kim Sin-bae.

``Although Chey is the head of the committee, the group's decision-making will be made through the consultation committee," a spokesperson said. ``The committee will deal mainly with the group's long-term business plan."

Chey plans to wrap up personnel shifts in SK Corp. and SK Networks following SK Telecom, in a move to reform the group's management, which had been led by former chairman Son Kil-seung.

He seeks a generational shift in the group management by ousting elder executives following Son and installing young faces in important posts.

In late February, Son and two SK Corp. executives _ vice chairman Hwang Doo-yul and president Kim Chang-shik _ dropped out of the nation's largest oil refinery's management.

For the past six years following his father's death in August, 1998, the junior Chey entrusted the group management to Son, one of his father's colleagues. Now Son, the former chairman of the Federation of Korean Industries, has resigned from all SK posts following his imprisonment linked to accounting fraud and illegal political fund donations.

While the owner remained in the shadows, the group became the target of hostile management takeover bids by Sovereign Asset Management. The de facto owner has appointed new management lineup according to his business plan.

SK Corp. on Wednesday announced that it will manage the SK subsidiaries through its investment management bureau, but it said each subsidiary will be guaranteed independent management.

The troubled business group will reorganize its management consultation committee consisting of four key executives from SK Corp. and SK Telecom.

According to SK Group, it decided to promote independent management of its subsidiaries, including SK Telecom, through its holding firm SK Corp., while maintaining its policy to share corporate branding and culture among affiliates.

``For strengthening subsidiaries' independent management led by the board of directors, we decided to have the investment management division under SK Corp. monitor our subsidiaries, including SK Telecom, SKC and SK Networks," a group spokesperson said. Previously, subsidiaries were managed by the group's corporate restructuring head office.

To that end, SK Group has beefed up the role of the investment management division by allowing it to control business strategies of its 10 investment arms, as well as investment, finance and personnel operations of all subsidiaries.

The entity, accordingly, will focus on dealing with group-wide matters, while supervising the management of the group subsidiaries and promoting the process of improving corporate governance.

SK Corp. Among Four Companies Chosen to Supply Low Sulfur Diesel Fuel for 2002 World Cup

(April 22, 2004)

Korea's Ministry of the Environment announced Wednesday that it will provide ultra low sulfur content diesel, which it dubbed "World Cup Diesel" aimed at improving air quality in major cities, including Seoul, Suwon and Incheon for two months from May to June.
The diesel has a low level of sulfur contamination at 15ppm, which is far lower than the standard content of 430ppm. Research results show a vehicle using the new diesel emits 97 percent less sulfuric acid, 16 percent less "micro dust," 24 percent less hydrocarbons and 11 percent less nitrous oxide.

The government is distributing the diesel in cooperation with four oil
businesses: SK Corp., LG-Caltex, Hyundai Oilbank and S-Oil in an effort to improve air quality in metropolitan area. The price is the same as ordinary diesel. The low sulfur diesel will be tentatively supplied because oil companies produce limited quantities in the process of filtering crude oil, said an official.

[07]

SK Corp. to Hold Road Show in US

(May 2, 2004)

SK Corp., Korea's largest oil refinery, will hold this year's first overseas investor relations session in the United States late this month, company officials said on Sunday.

The road show will be held in New York and four other U.S. cities between May 24-29. SK Corp. is the de facto holding company of SK Group, the country's third-largest conglomerate.

SK Corp. will brief U.S. institutional investors and shareholders on the company's first-quarter performance, improvements in its governance structure and the progress of restructuring, the officials said.

In the first quarter, SK Corp. posted a net profit of 424.3 billion won on sales of 4.18 trillion won.

SK Corp. is planning to hold its second overseas road show around the end of August after its first-half results are out, the officials added.

[08]

SK Group to invest about $17 billion in core businesses

(May 2, 2004)

As part of ways to emerge as global leading companies, the SK Group plans to invest about $17 billion by the year 2007.

The nation's third-largest conglomerate announced Thursday that it will pour up to 20 trillion won ($17.06 billion) into its core businesses - energy, telecommunications and bio-engineering - by 2007.

The plan, coming from the "Group R&D Committee" hosted by Group Chairman Choi Tae-won, also include job creation schemes.

SK aims to create 90,000 new jobs by 2007, easing the ever-growing job shortages in the nation.

Chairman Choi said, "R&D is the key to maintaining sustained growth in the global competition and SK will put the technological prowess in top priority for years to come."